July 7, 2025

Elinor Azani
Head of Israel Economic Mission     Western Hemisphere
Schedule B filed June 11, 2025
Ministry of Finance, State of Israel
800 Second Avenue, 17th Floor
New York, NY 10017

       Re: Schedule B filed June 11, 2025
           File no. 333-287961
Dear Elinor Azani:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Where You Can Find More Information About the State of Israel, page 1
General

1. Please revise this section to provide a separate link for each of the previously filed
       Form 18-Ks that are incorporated by reference.
Form 18-K Filed June 30, 2025, page 1

2. Please review and revise this section to incorporate the appropriate pages from Exhibit
       D into your Form 18-K. For example, the cross-referenced pages for Item 6 does not include receipts, classified by source, and expenditures, classified by purpose. As another example, the cross-referenced disclosure for Item 8 does not include information about gold reserves.
3. Please provide the disclosure in Item 9 of Form 18-K that is incorporated from Tables
       18 and 19 of Exhibit D by country, if practicable. Please see Item 9 of Form 18-K.
4. You state on page D-12 of Exhibit D that "[i]n 2023, the TA-35 and TA-125 indices increased by 28.4% and 28.6%, respectively..." This growth appears to have occurred
 July 7, 2025
Page 2

       during 2024. Please clarify or revise.
5. You state on page D-13 that your "Green Bond Framework...has been developed to be aligned with best sustainable practices and has been favorably evaluated by CICERO
       Shades of Green, an internationally recognized Second Party Opinion (
SPO   )
       provider for green bonds. In the SPO delivered to Israel and published in November
       2022, CICERO Shades of Green assigned the Framework an overall shading
of    Dark
       Green    (its highest rating) and a governance score of    Good   .
Israel   s Framework is
       aligned with the International Capital Market Association   s 2021 Green
Bond
       Principles (the    ICMA Green Bond Principles   ), as was indicated by
the
       SPO." Please file a consent pursuant to Rule 436 of the Securities Act for CICERO
       Shades of Green or tell us why you believe you are not required to do
so.
6. You state on page D-61 of Exhibit D that "[e]xports of goods and services are crucial
       to the overall performance and competitiveness of Israel   s economy"
and that "[i]n
       2024, services constituted 54.3% ($83.35 billion) of total exports, while goods constituted 45.7% ($70.2 billion)." Please explain the reasons for significant fluctuations in the export of goods and services discussed on page D-61 and presented in Table 16 of Exhibit D. To the extent practicable, please provide tabular disclosure of your export of services.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Angie Kim at 202-551-3535 or Michael Coco at 202-551-3253 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance